SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                    FORM 6-K



                            REPORT OF FOREIGN ISSUER
                        PURSUANT TO RULE 13a-16 OR 15d OF
                       THE SECURITIES EXCHANGE ACT OF 1934





                            KINROSS GOLD CORPORATION


                  52nd Floor, Scotia Plaza, 40 King Street West
                            Toronto, Ontario M5H 3Y2


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                                                                          Page 2




                                      INDEX




Press Release dated November 19, 2002                                       3
Material Change Report dated November 29, 2002                              4-5
Press Release dated December 6, 2002                                        6

Signature Page                                                              7


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                                                                          Page 3


                                  Press Release
                                                               November 19, 2002

TORONTO, Ontario, November 19, 2002, (TSX-K; Amex-KGC): Kinross Gold Corporation (the "Company") announced today that it has entered into an underwriting agreement with a syndicate of underwriters co-led by Griffiths McBurney & Partners and CIBC World Markets Inc. and including RBC Capital Markets Inc., Scotia Capital Inc. and Canaccord Capital Corporation, under which the underwriters have agreed to buy and sell to the public 50,000,000 Units at a price of Cdn $3.05 per Unit for total gross proceeds of Cdn $152.5 million. Each Unit will consist of one Common Share of the Company from treasury and one half of a Common Share Purchase Warrant. One whole Common Share Purchase Warrant can be exercised on or before the date that is five years after the closing, for one Common Share from treasury at an exercise price of Cdn $5.00.

The transaction is subject to the receipt of all necessary regulatory and stock exchange approvals. Closing is expected on or about December 5, 2002.

The securities offered have not been registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements. This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of the securities in any State in which such offer, solicitation or sale would be unlawful.


For further information: e-mail info@kinross.com or contact:

         Robert M. Buchan, President and Chief Executive Officer
         Tel. (416) 365-5650

         Gordon A. McCreary, Vice-President, Investor Relations and Corporate Development Tel. (416) 365-5132


NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES. ANY FAILURE TO COMPLY WITH THIS RESTRICTION MAY CONSTITUTE A VIOLATION OF U.S. SECURITIES LAW.

                                      -30-


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                                                                          Page 4


                            KINROSS GOLD CORPORATION
                             MATERIAL CHANGE REPORT



Item 1. Reporting Issuer

The reporting issuer filing this material change report is Kinross Gold Corporation ("Kinross").

Item 2. Date of Material Change

November 19, 2002

Item 3. Press Release

Press release was issued by Kinross in Toronto on November 19, 2002 with respect to the material change and filed via SEDAR.

Item 4. Summary of Material Change

Kinross announced that it had entered into an underwriting agreement with a syndicate of underwriters co-led by Griffiths McBurney & Partners and CIBC World Markets Inc. and including RBC Capital Markets Inc., Scotia Capital Inc. and Canaccord Capital Corporation, under which the underwriters have agreed to buy and sell to the public 50,000,000 Units at a price of Cdn $3.05 per Unit for total gross proceeds of Cdn $152.5 million.

Item 5. Full Description of Material Change

Kinross announced that it had entered into an underwriting agreement with a syndicate of underwriters co-led by Griffiths McBurney & Partners and CIBC World Markets Inc. and including RBC Capital Markets Inc., Scotia Capital Inc. and Canaccord Capital Corporation, under which the underwriters have agreed to buy and sell to the public 50,000,000 Units at a price of Cdn $3.05 per Unit for total gross proceeds of Cdn $152.5 million. Each Unit will consist of one Common Share of the Company from treasury and one half of a Common Share Purchase Warrant. One whole Common Share Purchase Warrant can be exercised on or before the date that is five years after the closing, for one Common Share from treasury at an exercise price of Cdn $5.00.

The transaction is subject to the receipt of all necessary regulatory and stock exchange approvals. Closing is expected on or about December 5, 2002.

The securities offered have not been registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements. This material change report shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of the securities in any State in which such offer, solicitation or sale would be unlawful.

Item 6. Reliance on Section 75(3) of the Securities Act (Ontario) and analogous securities legislation of each of the other provinces of Canada.

N/A

Item 7. Omitted Information

N/A


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                                                                          Page 5


Item 8. Senior Officer

Ms. Shelley M. Riley
Corporate Secretary
Telephone: (416) 365-5198
Facsimile: (416) 365-0237

Item 9. Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

DATED at Toronto this 29th day of November, 2002.

                                         KINROSS GOLD CORPORATION


                                         PER:   /s/ Shelley M. Riley
                                             ------------------------------
                                                  Shelley M. Riley


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                                                                         Page 6

                                                               December 5, 2002.

                                  PRESS RELEASE


Toronto, Ontario - Kinross Gold Corporation (TSX-K; Amex-KGC) announced today that it has completed the previously announced sale of 50,000,000 Units at Cdn $3.05 per Unit to a syndicate of underwriters co-led by Griffiths McBurney & Partners and CIBC World Markets Inc. and including RBC Capital Markets Inc., Scotia Capital Inc. and Canaccord Capital Corporation. Each Unit consists of one Common Share of the Company from treasury and one half of a Common Share Purchase Warrant. One whole Common Share Purchase Warrant can be exercised on or before December 5, 2007 for one Common Share from treasury at an exercise price of Cdn $5.00. The Common Share Purchase Warrants are listed on the Toronto Stock Exchange.

On December 3, 2002 Kinross entered into a commitment letter with a syndicate of financial institutions for the provision of a US $125 million revolving credit facility to be used for the purpose of replacing existing letters of credit outstanding under Kinross' current secured credit agreement and for additional letters of credit required for the TVX Gold Inc. ("TVX") and Echo Bay Mines Ltd. ("Echo Bay") financial assurance requirements for mine closure with various regulatory bodies. Kinross expects that the credit facilities will be secured by first ranking security interests in substantially all of Kinross' (and its subsidiaries) assets, properties and undertaking and will also contain a number of financial and operating covenants. Availability of the credit facilities will be subject to a number of conditions precedent including the completion of the Kinross, Echo Bay and TVX Combination previously announced. There can be no assurance that the commitment letter will lead to the provision of a credit facility.

SECURITIES OFFERED IN THE KINROSS FINANCING HAVE NOT AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED AND MAY NOT BE SOLD IN THE UNITED STATES ABSENT REGISTRATION OR AN APPLICABLE EXEMPTION FROM THE REGISTRATION REQUIREMENTS.

                                      -30-

For additional information, e-mail info@kinross.com or contact:

Robert M. Buchan                    Gordon A. McCreary
President and                       Vice-President,
Chief Executive Officer             Investor Relations and Corporate Development
Tel. (416) 365-5650                 Tel. (416) 365-5132



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                                                                         Page 7

                                   SIGNATURES


         Pursuant to the requirements of Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                          KINROSS GOLD CORPORATION







                                          Signed: /s/ Shelley M. Riley
                                                 ------------------------------
                                                 Shelley M. Riley
                                                 Corporate Secretary

December 6, 2002.